Filed by Northrim BanCorp, Inc.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12 of the

Securities Exchange Act of 1934

Subject Company: Alaska Pacific Bancshares, Inc.

Commission File No.: 000-26003

The following document is filed herewith pursuant to Rule 425 under the Securities Act of 1933:

•	Transcript of investor presentation made by Northrim BanCorp, Inc. on October 23, 2013, the audio recording of which has been made available on Northrim’s website.

This communication contains “forward-looking statements” that are subject to risks and uncertainties. All statements, other than statements of historical fact, regarding the financial position, business strategy and respective management’s plans and objectives for future operations of each of Northrim BanCorp, Inc. (“Northrim”) and Alaska Pacific Bancshares, Inc. (“Alaska Pacific”) are forward-looking statements. Readers should not place undue reliance on forward-looking statements, which reflect management’s views only as of the date hereof. When used in this communication, the words “anticipate,” “believe,” “estimate,” “expect,” and “intend” and words or phrases of similar meaning, as they relate to Northrim, Northrim’s management, Alaska Pacific, or Alaska Pacific’s management are intended to help identify forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Although we believe that management’s respective expectations as reflected in forward-looking statements are reasonable, we cannot assure readers that those expectations will prove to be correct. Forward-looking statements are subject to various risks and uncertainties that may cause actual results to differ materially and adversely from expectations as indicated in the forward-looking statements. These risks and uncertainties include: expected cost savings, synergies and other financial benefits from the proposed merger might not be realized within the expected time frames and costs or difficulties relating to integration matters might be greater than expected; the requisite shareholder and regulatory approvals for the proposed merger might not be obtained; and the ability of Northrim and Alaska Pacific to execute their respective business plans (including the proposed merger). Further, actual results may be affected by the ability to compete on price and other factors with other financial institutions; customer acceptance of new products and services; the regulatory environment in which we operate; and general trends in the local, regional and national banking industry and economy as those factors relate to the cost of funds and return on assets. In addition, there are risks inherent in the banking industry relating to collectibility of loans and changes in interest rates. Many of these risks, as well as other risks that may have a material adverse impact on our operations and business, are identified in other filings of Northrim and Alaska Pacific made with the SEC.

However, you should be aware that these factors are not an exhaustive list, and you should not assume these are the only factors that may cause our actual results to differ from our expectations. These forward-looking statements are made only as of the date of this current report, and neither Northrim nor Alaska Pacific undertakes an obligation to release revisions to these forward-looking statements to reflect events or conditions after the date of this current communication.

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. This communication relates to a transaction which may become the subject of a registration statement filed with the Securities and Exchange Commission (the “SEC”). In connection with the proposed merger transaction, Northrim intends to file with the SEC a registration statement on Form S-4 that will include a proxy statement of Alaska Pacific, and a prospectus of Northrim, as well as other relevant documents concerning the proposed merger transaction. This communication is not a substitute for the registration statement Northrim would file with the SEC regarding the proposed merger transaction or for any other document Northrim may file with the SEC. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ ANY SUCH DOCUMENTS FILED WITH THE SEC CAREFULLY IN THEIR ENTIRETY IF AND WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER TRANSACTION. Such documents would be available free of charge through the website maintained by the SEC at www.sec.gov or by calling the SEC at telephone number 800-SEC-0330. The proxy statement/prospectus and other material documents related to the proposed merger transaction may also be obtained for free, as soon as reasonably practicable after filing with the SEC on Northrim’s website at www.northrim.com.

Northrim and Alaska Pacific and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of Alaska Pacific in connection with the proposed merger. Information about the directors and executive officers of Northrim is set forth in the proxy statement for Northrim’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 15, 2013. Information about the directors and executive officers of Alaska Pacific is set forth in the proxy statement for Alaska Pacific’s 2013 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on April 9, 2013. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the proxy statement/prospectus regarding the proposed merger when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

PARTICIPANTS

Corporate Participants

Joseph M. Beedle – President & CEO, Northrim Bancorp, Inc.

Joseph M. Schierhorn – COO, CFO, EVP & Director-Investor Relations, Northrim Bancorp, Inc.

Other Participants

Brian J. Martin – Analyst, FIG Partners LLC

Erick A. E. Sönne – Analyst, Private Capital Management LP

MANAGEMENT DISCUSSION SECTION

Operator: Ladies and gentlemen, welcome to the Northrim BanCorp’s Conference Call. As a reminder, today’s call is being recorded for replay purposes. At this time, all participants are in a listen-only-mode. Following the presentation, the conference will be open up for questions.

I’d now like to introduce Joe Beedle, President and CEO of Northrim Bank, and Joe Schierhorn, CFO and COO of Northrim BanCorp. Please go ahead.

Joseph M. Beedle, President & CEO

Thank you, Luke. This is Joe Beedle. I will start off the meeting. I’d like to get a little bit of atmospherics to the meeting and encourage Alaska at our headquarters building. Joe Schierhorn, we will refer to him as CFO Joe, throughout this call; and Marc Langland, Founder, Chairman and CEO of the holding company. Again, I’m Joe Beedle, President and CEO of the Bank. I’m located in Juneau, Alaska at the headquarters of Alaska Pacific Bank. I’m joined in the room by the President and CEO of Alaska Pacific Bank, Mr. Craig Dahl, who is listening in.

I’d like to welcome all you participants and I’d like to start by letting you know, if you haven’t already done so, the slides that we will be going through today are available on our northrim.com webpage. So, www.northrim.com and go to our Investor or Investor Relations and key on webcast. Because you will be turning the pages, Mr. Schierhorn and myself will be advising you what page we’re on.

The concept of this call is that we’re going to address the merger acquisition by Northrim BanCorp of Alaska Pacific Bancshares, the bank in Southeast Alaska. At the conclusion, Mr. Schierhorn will make a couple of highlights on our recent 3Q earnings release, but this call is focused almost exclusively on the acquisition.

As we start off, we have the page that is our forward-looking statement, our Safe Harbor statement. And it is appropriate to mention we’re in a fishing port, ships go to sea, people take risk and they’re just risking these forward-looking observations. So, please do note that forward-looking statement advisory. As we start going through the slides, we will identify what slide we’re on. Mr. Schierhorn is going to commence with comments on an overview of the acquisition, what it means to us. I will talk about the local market and the attraction of this merger acquisition and we will return to Mr. Schierhorn for more details.

At this time, I would encourage Mr. Schierhorn to go through the transaction highlights.

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Joseph M. Schierhorn, COO, CFO, EVP & Director-Investor Relations

Thank you, Joe. And at this time, I’m on slide five. I’ll start there with the transaction highlights. And we are expanding into a new market in three communities and this transaction. And these communities are located in Southeast Alaska, quite a ways away from our base in South-central Alaska and Joe Beedle will describe that market in more detail in a couple of slides later. The area has some different characteristics and market drivers, again that we’ll go into in some later slides.

The transaction provides us an opportunity to leverage our capital, increase our loan-to-deposit ratio and gain operational efficiencies as there is no branch or market overlap in this transaction. We plan to maintain all customer facing staff and full backroom and support functions into ours to gain efficiencies. The transaction is slightly accretive in the first year and for these purposes our first year is 2014 and we project a 5% accretion in earnings per share in 2015. As a result, we plan to earn back the tangible book value dilution from issuing approximately 304,000 shares in less than one year.

Now I’ll proceed on to slide number six, which is the transaction overview. We’re paying a combination of stock and cash for Alaska Pacific. The total consideration at our current 15-day average stock price is $14.3 million and that includes $717,000 of cash that will be paid through the exercise of the TARP warrants by the TARP warrant holders. The cash component in this transaction is fixed at $6.4 million. The stock portion depends upon the 15-day average of our stock price. The base case of 304,631 shares is at the stock price of $22.24. Our stock price can vary plus 10% or minus 10% from this level with no change in the number of shares. The minimum purchase price is set at $12.5 million and the maximum at $13.9 million. Again, with the TARP warrant holders providing an additional $717,000 when they exercise their warrants.

We have the option to add additional shares or cash or to walk away if our stock falls to an average price of $18.90. The transaction is set up so that a subsidiary of Northrim BanCorp, which is to be formed in this transaction, the Merger Corp will merge Alaska Pacific Bancshares – will merge into Alaska Pacific Bancshares, which in turn will merge into Northrim BanCorp. Alaska Pacific Bank will merge into Northrim Bank.

We conducted extensive due diligence on the loan portfolio and this process of looking at Alaska Pacific, we reviewed in detail over 40% of their dollar amount of their loans and all of their classified credits. The transaction is scheduled to close in the first quarter of 2014 with a full conversion of the operating systems slated for the third quarter of 2014.

Now, we’ll move into slide number seven, transaction assumptions. We are planning to realize overall 30% decrease in costs, primarily due to decreased personnel cost, with 75% of the decrease coming in 2014 and the remainder in the next year, and this is exclusive of the deal-related cost. The total deal-related costs are estimated at $2.5 million on our part, which are broken down roughly into roughly equivalent parts of transaction costs and restructuring and transition costs.

The transaction cost consists mainly of system conversion and integration costs along with professional fees, while the restructuring and transition costs are additional costs that we will incur for salary and systems operations between the close of the transaction in the first quarter of 2014, and total system conversion in the third quarter of 2014. Essentially, we’re operating two systems in this process until we can do a final conversion in the fall of 2014.

The credit mark that we took in our analysis is based upon marks to specifically reviewed classified credits and an application of loss history to the remainder of the portfolio. So, we reviewed each classified impaired loan, took a specific mark on that, and then on the overall portfolio, we looked at lengthy loss history of Alaska Pacific and applied that loss history to the remainder of the overall portfolio.

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We believe there are opportunities to increase revenues in the core loan business with larger loan limits that could provide access to a new group of customers as well as the opportunity to increase activities with our affiliates, particularly residential mortgage, Northrim Benefits Group for health insurance, Elliot Cove and Pacific Wealth Advisors for wealth management.

However, our analysis in this process did not assume any increase in revenues. Although we do believe with again larger lending limits and the ability to introduce our affiliates into this market, that we will have, I believe, an opportunity to increase revenues over time. We’re paying a slight premium on their core deposits. Alaska Pacific has a well diversified deposit base that will complement our deposit base.

Now, I’ll move on to slide eight. Sorry, I have a glitch in the computer here, on the pro forma financial impact. Again, the earnings accretion is based upon our projected earnings for 2014 and 2015 taking into account the additional shares issued in the transaction and expense savings realized from the Alaska Pacific operations. These factors, again, do not include any increase in revenues, although we do believe that there is that possibility in the future. The internal rate of return is projected at above 12%, based upon our projected incremental earnings and the investment in the deal, again assuming no increase in revenues.

Our capital ratios remained strong after this transaction and are well above those required of well-capitalized institutions. It’s essentially an opportunity again to leverage our capital position now and utilize that in this transaction, decrease our ratios a bit in the process, yet still remain significantly above those limits.

Now, at this time, I would like to turn it back to Joe Beedle and proceed on with slide nine and discussion of the Southeast market.

Joseph M. Beedle, President & CEO

Thank you, Joe. Joe Beedle here in Juneau. Please, on page nine, focus on the inset of the inset map. We have a very small depiction of the state of Alaska, and you have what we call the panhandle. So, if Alaska looks like a pan, then the handle is that section that we call Southeast Alaska. We refer to it as the Inside Passage. It is heavily influenced by the Japanese current (sic) [Japan Current] (11:52). It has a climate very similar to Seattle, Washington.

As we speak about that inset, please know that Southeast Alaska more aligns itself with Seattle, than say even Anchorage. People tend to travel south in Alaska for climate change and vacations and business travel. So, this segment of Alaska is old Alaska. It was established and populated prior to the rest of the state.

As you can see from the slightly larger inset of the map, you can see where Glacier Bay National Park is, one of the largest national parks in the United States, famous for inside cruising. So, this Inside Passage actually is in archipelago, the Alexander Archipelago, more than 300 miles long. There are no roads connecting these communities. These communities are connected by marine highway, by a ferry system. So, it is significantly different than most communities. So, it’s a maritime climate. It’s a maritime community. It’s a maritime economy.

While we still focus on this slide, I want to emphasize a couple of things. Mr. Langland, the Founder of bank is on the line in Anchorage. He started in – employment, well, shortly after employment in Alaska, he moved to Wrangell. Wrangell in the southern part in 1967, a time that myself, Craig

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Dahl, the President here of Alaska Pacific Bank were in high school. So, we’ve all kind of known each other, literally since the 1960s. In addition to Mr. Langland and myself growing up in Juneau, Alaska, the capital of Alaska, which of course is attractive to us, come to the State’s capital for banking opportunities and to this new region, please appreciate that we have four other officers of the bank that we – these are migrated from Southeast Alaska to Anchorage or Fairbanks or we recently recruited and hired. We have a lot of knowledge of this area.

As we go to the next slide, we want to talk a bit about how this complements Northrim. Our current market is South-central Alaska Anchorage and Interior Alaska Anchorage, Fairbanks and then the road system between, that footprint represents about 70% of the population. As we migrate into Southeast Alaska, it bridges the area between Anchorage and Seattle where we have affiliate offices and an asset-based lending division and it also fills in the economy, the diversification of the economy, and it expands our footprint to the population approaching 80% than of the State’s population. It is a stable area of the State. It is not reliant upon other than the whole state is for oil and gas support services. It is separate. It diversifies our economy, our business lines into more fisheries, more tourism as this insight passage is – has approximately 1 million visitors per year.

The fisheries highlight is very robust. This Alexander Archipelago has more than 1,100 islands and so it’s rich in fishery. So, this year salmon alone, only one of the species of fish exceeded 100 million salmon harvested.

Mining was the early history and while Juneau, Alaska was founded and there are two mines in very close proximity here, gold, silver and complementary other metals that are doing extremely well right now. And that diversifies the economy. There are other mines, including rare earth minerals significantly available only through China that are being investigated in Southern Southeast Alaska.

So that was – that was number 10. I move on to number 11 – slide 11, and we talk about the penetration into this diverse market. When Mr. Schierhorn mentioned that our current pro forma does not include growth, currently Alaska Pacific Bank will benefit from us by offering these wealth management services, these health benefit, health insurance services, asset-based lending, mortgage services and things that we can bring to the market that we believe will add a lot of value. At the same time, they are focused on small business, small business guaranteed lending. Their knowledge is the thrift in consumer lending and residential lending will complement our residential affiliate. So we’re optimistic that there is room for additional growth, but our numbers do not reflect that.

As we go to page 12 – slide 12, you can see once again, this depiction of a panhandle concept. We are located in the central part, Interior Alaska, Fairbanks and then South-central Alaska Anchorage, the Valley Mat-Su, Eagle River, and we also service the Cook Inlet area, Kenai, Nikiski, and now this provides this Southeast opportunity for us.

So at this time, we’ll go back to more specifics with Mr. Schierhorn talking about the details of the deal. Mr. Schierhorn?

Joseph M. Schierhorn, COO, CFO, EVP & Director-Investor Relations

Thank you, Joe. I’ll start on page – slide 13, which provides an overview of Alaska Pacific and a snapshot of their financials at June 30 of this year. They have a high loan-to-deposit ratio that will be observed – will absorb some of our liquidity and bring our combined ratio of loans-to-deposits to 79%. We previously were at 76% prior to the transaction.

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Alaska Pacific will pay off its TARP prior to the close of the transaction. It had high costs for its size, and we will address that in the merger, as we have discussed, by taking over backroom functions here at Northrim, and leaving front-facing employees dealing with the customers. They have a respectable margin, which should help us to maintain or slightly increase our current net interest margin.

Now move to slide 14, which provides market data. After the merger, Alaska will have five local banks and two national ones. The national ones are Wells Fargo and KeyBanc, and we have two other local banks based in Fairbanks, Mt. McKinley and Denali, and then there is First Bank of Ketchikan, which is in Southeast, and then First National Bank of Alaska, which is statewide, also operates in Southeast and then ourselves.

So all of the state banks, with the exception of the two local ones in Fairbanks, Mt. McKinley and Denali, operate in Southeast; again with First Bank headquartered in Ketchikan. So competitive market down there with these banks either located or operating down there, but we feel that with the customer base that has been developed with Alaska Pacific, which is quite strong particularly in the Juneau market, that we will have the ability to compete effectively, and this provides us with a slight increase in our overall market share; we’re up about 1.5% as a result of this on a statewide basis.

Now, we’ll move onto slide 15. This shows the pro forma loan composition. Northrim is a business bank with the majority of its loan portfolio centered in commercial and commercial real estate loans. Alaska Pacific has a bit more of a concentration in commercial real estate, less in commercial and more in one-to-four family reflecting its roots to the thrift. They have gradually been increasing their commercial and commercial real estate over time. The combined entity will be close to the same composition as Northrim, with 37% in commercial and 48% combined in commercial real estate. We will have a similar composition of our construction loans at 7% of the portfolio, and the remainder is split evenly between consumer and one-to-four Family.

And the pro-forma deposit composition is on page 16. And in that sense, we also are left with a composition of our deposits, fairly similar to what we had prior to the transaction. With over a third of our deposits in non-interest bearing DDA, as Alaska specific has a good core of non-interest DDA also.

And then moving on from that, with our interest-bearing DDA and savings and money market, which really provides a core for us to build upon both in that area and here and contributes to the strength of our margin with this low cost of funds.

So, that concludes my comments on the merger, and at this point in time – on the composition, excuse me – and then I’ll move on to slide 17, which is again the transaction highlights, and the central reasons for entering into the transaction.

We are expanding into a new area, and we have a good core deposit base to build upon as well as a loan history there of building their commercial presence and commercial real estate, which we feel we can add to with our larger loan limits. There is significant opportunities for operational efficiencies in this process, because of the fact that we have no branch overlap and we have the ability to pull backroom functions into our central base here in South Central and remain with our customer facing employees in the market in Southeast Alaska. We have a small amount of dilution that is paid back in less than one year in this process. We have an internal rate of return of greater than 12%. And overall, we feel that this will provide us with the ability to provide incremental impact to our earnings per share, not a large amount, but a small incremental impact in this process and more of a foundation to grow upon as we go forward in this process.

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So, we’re looking forward to the combination of the two operations, as Joe said. Many of us have been exposed to that area, operated in that area, in fact, grown up in that area. And we feel that the combination combines many of the same characteristics of the bank, yet taking advantage of operational efficiencies and the larger loan limits and the additional revenues that can come through revenues from our affiliates. So, all-in-all, we feel that there is some significant opportunities as we go forward in this transaction.

So, that concludes my remarks on the transaction and I will go to the last slide, slide 18. if I can call it up on my computer here, which is the highlights of our third quarter. So, on slide 18, which gives highlights of the third quarter, and earnings in the third quarter were down compared to the prior year and level with the last quarter. We have been effective at continuing to grow our loan portfolio with most of the growth coming in the commercial loan area. We’ve benefited from improving asset quality, which has allowed us to take significant negative loan loss provisions in both this quarter and the prior year.

The loan growth that we have been able to accomplish has allowed us to increase our net interest income and we’ve been effective at that for a number of quarters now. And one of the reasons why is that we have attracted a number of lenders to us who have seen more opportunity to operate within our organization and they, too in turn, have attracted some very nice long-term customer relationships that we’ve been able to build upon, particularly in the commercial and in the commercial real estate area, which has led to some pretty significant loan growth over the last 1.5 years to two years here at the bank.

Asset quality, as I said, continues to improve. We’ve had year-over-year drop in both non-accrual loans and OREO of 40% plus. Revenues from our affiliates and other services were down on a linked quarter and year-over-year, primarily due to lower revenues from our mortgage affiliate, as higher mortgage rates led to lower mortgage refinancings.

Our employee benefit plan income from our Northrim Benefits Group health insurance affiliate was also down due to – on a linked quarter and a year-over-year basis, due to the disruption in the health insurance industry in general, caused by the launching of the Affordable Care Act.

Overall, non-interest income has continued to contribute strongly to our revenues, it was at 23% of total revenues in the third quarter.

Our expenses were level year-over-year, but up 7% linked quarter, with the largest increase on a linked quarter basis coming in salaries and benefits, that were up a little over $500,000. There were some non-recurring items that contributed to that, that actually totaled almost $300,000. Those had to do with the premiums on key man policies that occurred in the quarter that – that’s the only quarter that they occur in going forward.

We also had added salary expenses at our Northrim Benefits Group affiliate as they started a division to enroll individuals under the Affordable Care Act. We own 50.1% of Northrim Benefits Group, so we consolidate 100% of their revenues and expenses into our operations. And so their salary increases were reflected in that salary line.

Those were the primary differences. There were some additional costs due to the fact that there was an additional day in the third quarter versus the second quarter, but those were the primary differences.

All told, there was about $300,000 of that $500,000 plus increase that are not core expense increases as you go forward. Still an area we need to work on and emphasize as we go forward, but I wanted to shed some light on that expense increase. We had a quarterly cash dividend increase in the quarter. So, our dividend is up 13% and we have been increasing our dividends as our earnings have been increasing over time and we would project to continue to do that with our increased earnings.

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And so that concludes some of my comments on the third quarter, and I am open for – Joe and I are open for questions on either the third quarter or the transaction.

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QUESTION AND ANSWER SECTION

Operator: Thank you. Ladies and gentlemen, we will now conduct a question-and-answer session. [Operator Instructions] Your first question today comes from the line of [ph] Theodore Kovaleff of Informed Sources Service Group (0:30:29). Please go ahead.

<Q>: Yes. I’m a little puzzled by a calculation that you’ve got. From my view, Northrim is selling at a premium to tangible book. Alaska Pacific at the time of consolidation would still be selling at a discount to tangible book. Yet you speak of having to take a year to take care of the dilution of tangible book. I would think that the tangible book would be expanding.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: It will be over time, however, what we are doing is – so this is Joe Schierhorn and I’ll respond to that. In the transaction, we’re issuing shares as part of the consideration for the transaction. Again, the base case is that we issued 304,000 shares. As a result, our earnings per share are diluted by that very fact, because we have additional...

<Q>: I’m talking about the measurement of tangible book.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Our tangible book value is diluted right off the bat as a result of issuing those shares. And then it takes a little less than a year to earn back that dilution or if you take our tangible book value and you add another 304,000 shares, so therefore you have a lower tangible book value per share, right from the beginning. Now, that...

<Q>: Yeah, that’s true if you are just issuing shares, but on the other side of the ledger, you are accessing the tangible book of Alaska Pacific.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Yeah, the way that’s measured is it’s measured off of the effect on our tangible book value.

<A – Joseph Beedle – Northrim Bancorp, Inc.>: And of course we pick up – we book some goodwill and that is an intangible and we’re focusing on tangible in this answer. So...

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Right.

<Q>: Well. I’m sorry, if Alaska Pacific in the acquisition at the $16 or whatever it comes out as, is selling below tangible book, that comes on to your balance sheet?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Their assets and their liabilities come on to our balance sheet. We mark their assets to a fair value in that process. And what Joe was alluding to was in the process, there may be a very slight amount of goodwill. We look at – when you’re looking at dilution of tangible book value, you look at our total book value, less intangible assets, and then you divide that by the additional shares outstanding to come out with a lower tangible book value that takes again, a little less than a year to earn back.

<A – Joseph Beedle – Northrim Bancorp, Inc.>: And we’ll be happy to take this offline and go into more detail.

<Q>: Okay. I will be back to you then.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Great.

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Operator: Your next question will come from the line of Brian Martin of FIG Partners. Please go ahead.

<Q – Brian Martin – FIG Partners LLC>: Hey, guys. Congratulations.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Thank you, Brian.

<Q – Brian Martin – FIG Partners LLC>: Hey Joe, maybe can you just talk a little bit about the potential you guys have to grow, that seems like a real opportunity here down in Juneau, as far as kind of growing deposits and growing loans down there, where you could see this transaction three years to five years out, what your footings could look like down there?

<A – Joseph Beedle – Northrim Bancorp, Inc.>: Well, I’ll talk generically. I don’t have an estimate of exact dollars or anything. That will come over time when we start doing business plans specifically after the merger. So, if you can appreciate that on the screen that Mr. Schierhorn showed on all the banks, that Alaska Pacific is the smallest. They happen to be very appreciated in the market, starting here in 1935, and specifically referring to Juneau and then Ketchikan, and those are the some of the oldest communities in Alaska, non-Aboriginal communities. So, the size has benefited them from local ownership and the pride in ownership and the response and the awareness of community issues. But it has also hampered them in many ways. And they have come out from under orders from regulatory orders some time ago, a year or 18 months ago. But during a brief period of time, that all financial institutions in the U.S. experienced some stress, they experienced that stress. They took the TARP, which originally was considered the American thing to do to show strength, and then of course, even the local newspapers didn’t understand it, when it became a burden.

We’ve met with the local media, Craig Dahl and myself, I’ll be real honest with you, the reception here in Juneau, Alaska, and we got weathered in Sitka trying to get here, met some people and some media in Sitka. We’re optimistic based on Mr. Langland’s knowledge and experience in Southeast Alaska and my own many officers of the bank and in this very warm reception by Alaska Pacific Bank.

So, Mr. Dahl and myself date back where we actually worked together with each other. I had a five-year banking experience in Ketchikan. We hired some specific talent at the bank in fisheries two years ago. So the fisheries is a very robust and growing industry, very healthy. We really had just touched that area. There is opportunities for growth. This bank, Alaska Pacific, has done a lot of SBA lending, they’re a certified lender. We actually look forward to picking up some things that they actually do better than us. And the loan officers will be the same loan officers. They will, of course, adhere to our policy. They themselves had good credit policy. The only deterioration in credit occurred with participations that were outside of their region. Their core lending here with very few exceptions has been very strong.

So, Brian, going from a $3 million lending limit to a $20 million plus lending limit, our own sophistication with our affiliates, when we speak to small business today, when we have somebody there that knows health insurance and how to retain – attract and retain good people with health insurance benefits and at the same time have someone on the other side of us that can help with the 401-K and personal investment planning. And then when we talk about construction, they’re already very strong in construction. We’re the market leader in construction, residential construction. We really set ourselves apart from the competition.

Wells Fargo has more than 50% of the market share here. KeyBanc has been kind of withdrawing from the market. We’ve hired their last remaining lender. Of course, they’ll hire another. We’re confident with the big, the nationals and the larger banks that we can show that value-added community service that helps consult these small businesses.

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So, Brian, we’re just optimistic that we can get there. Again, none of the numbers, talking about accretion in earnings, yet account for that. So, we’re optimistic and we will be dedicated to making this place grow.

<Q – Brian Martin – FIG Partners LLC>: Okay. Perfect. That’s helpful, and just a couple of other things. The credit mark you talked about at your size, I guess you addressed some of my question is that where the problems were from a credit perspective at Alaska Pacific, and it sounds like it was embedded in their participations. What percentage of your portfolio was participations?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: So, I’ll take a stab at that, Brian. And they had a total loan portfolio of, round numbers, $150 million. And out of that, on their participations, on a percentage basis, I would put that at around 3% or so, somewhere in that range. So, pretty small amount of their total portfolio, yet a large amount of their issues in their portfolio.

<Q – Brian Martin – FIG Partners LLC>: Okay. Perfect. That’s helpful. And just, maybe just the last two things to either one of you guys. As far as the, your results are out for the quarter, I guess was there – do you expect any meaningful difference in the earnings for Alaska Pacific as they report the current quarter?

And maybe just secondly, from a capital perspective, this really does little impact to your capital strength, both from a regulatory perspective and tangible common. I guess as you guys look forward, are there other opportunities to deploy some of the excess capital that you guys have and maybe you could just talk about kind of your capital management perspective going forward?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Right. They – I can say that as of – Alaska Pacific, to my knowledge, has not released their earnings. So, I really can’t speak in detail to those earnings before they’re released, Brian.

<Q – Brian Martin – FIG Partners LLC>: Okay.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: But they appear to be tracking on their business plan. I can tell you that, as far as their overall plans for this year. We continue to be relatively consistent with that business plan. But as to speaking about their results prior to them being published, I wouldn’t want to be more specific than that.

As to our plans for deploying capital, we continue to look at opportunities, may – centered in the state. And as we have discussed in the past, there are just a few, as far as opportunities for deploying capital in the state. We have a limited banking market, which is in part a blessing up here, but it is competitive on that sense and it also provides us with a limited amount of opportunities on the other side.

There are two other independent banking operations in Fairbanks, for example. So there may be a potential for that in the future. However, there is not currently, it doesn’t appear to be, I can say that. But there – there may be a prospect for that in the future.

We have continued to increase our dividend as our – as our earnings have increased over time and that has been our history in the past. So, one could [ph] draw (0:43:06) that we would do that with increasing earnings in the future. So, we want to maintain a strong capital base. We feel that that has served us well in our ability to make opportunistic investments in our affiliates, that we have made, and we look for potential opportunities for that in the future as well.

Our capital base served us extremely well during the financial downturn. Although Alaska was not affected to the same degree, we still did have some loan issues that allowed us to work through

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those loan issues from a position of strength and have time to work through them and work through them quite profitably in the end for a number of the larger, more complex ones. And so for those reasons, I believe that we’ll always have higher capital levels than perhaps you’re seeing in some of the other areas outside the state.

<Q – Brian Martin – FIG Partners LLC>: Okay. That’s helpful. Thanks Joe and congrats on the deal.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Thank you.

Operator: [Operator Instructions] And I’m showing no further questions at this time. [Operator Instructions] And we do have a question from the line of Erick Sönne of Private Capital Management. Please go ahead.

<Q – Erick Sönne – Private Capital Management LP>: Guys, I have a very quick question about the sort of the mark downs on the assets. I just wanted to know the dollar amount?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Yes. It was 4.6% of their total portfolio, which was approximately $7 million.

<Q – Erick Sönne – Private Capital Management LP>: Okay. And this bank had about $2 million in reserves, right?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: That’s correct.

<Q – Erick Sönne – Private Capital Management LP>: Okay. So that basically get us effectively to a tangible book of about $11 million?

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: That would be about right. That’s correct.

<Q – Erick Sönne – Private Capital Management LP>: Okay. So that explains the small premium to basically the tangible book dilution that you had to take, that’s it. Okay. That’s what I wanted to double check.

<A – Joseph Schierhorn – Northrim Bancorp, Inc.>: Yep.

<Q – Erick Sönne – Private Capital Management LP>: Thank you very much.

Operator: And as I’m showing no further questions in the queue, I will turn the call back to management for any closing.

Joseph M. Beedle, President & CEO

This is Joe Beetle. We just want to thank everyone online, particularly FIG Partners, Brian Martin, thank you for providing coverage to us and all others that are listening in to become more aware of Northrim, the opportunities that we look forward to growing the bank. And we again thank Alaska Pacific Bank, Mr. Craig Dahl present today, and of course our Founder, Marc Langland, for being online and we’re available otherwise through our normal emails and telephone numbers.

So Luke, thank you for facilitating the call today and that conclude – Mr. Schierhorn, did you have anything to add?

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Joseph M. Schierhorn, COO, CFO, EVP & Director-Investor Relations

No, I don’t at this time Joe. Thank you.

Operator: Excellent. And thank you gentlemen. Ladies and gentlemen, this will conclude the conference call for today. Again, we thank you for your participation and you may now disconnect your lines.

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